Exhibit 99.1

SciSparc Announces 1-for-26 Reverse Share Split

TEL AVIV, Israel, Sept. 20, 2023 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders and rare diseases of the central nervous system, announced today that it will conduct a reverse share split of its issued and outstanding ordinary shares, no par value, at a ratio of 1-for-26. The Company’s Ordinary Shares will begin trading on the Nasdaq Capital Market on a post-split basis at the market open on September 28, 2023, under the Company’s existing trading symbol “SPRC”.

The reverse share split was approved by the Company’s shareholders at the Company’s Annual Meeting of Shareholders held on August 18, 2023 to be effected in the board of director’s discretion within approved parameters.

Following the implementation of the reverse split, the Company’s authorized share capital will not be adjusted under the Company’s articles of association, as currently in effect (the “Articles”), which as of the date hereof consists of 75,000,000 Ordinary Shares, no par value.

No fractional Ordinary Shares will be issued as a result of the reverse split. In accordance with the Company’s Articles, all fractional shares shall be rounded up to the nearest whole ordinary share, such that only shareholders holding fractional consolidated shares of one half of one whole share or more shall be entitled to receive one consolidated share. In addition, a proportionate adjustment will be made to the per share exercise price and the number of shares issuable upon the exercise of all outstanding options or warrants entitling the holders to purchase Ordinary Shares.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of ASD and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds oil-based products on the Amazon.com Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the timing of the reverse share split. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on May 1, 2023, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com
Tel: +972-3-6167055